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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 6/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BDO CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE INTERNATIONAL PLACE, 4TH FLOOR
(No. and Street)

BOSTON	MA	02043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. SNAPE 617-239-4177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR GROUP, PC
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing

28411 NORTHWESTERN HWY, SUITE 800	SOUTHFIELD	MI	48034
(Address)	(City)	(State)	(Zip Code)

AUG 28 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, ROBERT A. SNAPE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BDO CAPITAL ADVISORS, LLC, as of JUNE 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MICHAEL J. DEE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 6, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Member's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Schedule I, Computation of Net Capital Under Rule 15c3-1	10
Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)	13
Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)	14

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
BDO Capital Advisors, LLC
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BDO Capital Advisors, LLC (a Delaware Limited Liability Company) as of June 30, 2019 and 2018, the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of BDO Capital Advisors, LLC as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BDO Capital Advisors, LLC's management. Our responsibility is to express an opinion on BDO Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BDO Capital Advisors, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of BDO Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of BDO Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR GROUP, P.C.

We have served as BDO Capital Advisors, LLC's auditor since 2013.
Southfield, MI
August 23, 2019

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION
June 30, 2019 and 2018

ASSETS

	2019	2018
ASSETS		
Cash and cash equivalents	$ 2,753,685	$ 1,686,311
Accounts receivable, net of allowance for doubtful accounts of $25,000	187,005	4,187,620
Prepaid expenses	31,421	31,210
Due from related parties	1,297	1,297
Work in progress	41,450	14,898
TOTAL ASSETS	$ 3,014,858	$ 5,921,336

LIABILITIES AND MEMBER'S EQUITY

	2019	2018
LIABILITIES		
Accounts payable	$ 182	$ 1,905
Deferred revenue	631,614	
Accrued compensation		2,016,287
Accrued liabilities	37,571	38,601
Due to related parties	787,834	653,412
Total liabilities	1,457.201	2,710,205
MEMBER'S EQUITY	1,557,657	3,211,131
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,014,858	$ 5,921,336

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2019 and 2018

	2019	2018
REVENUES:		
Management and investment advisory fees	$ 3,269,019	$ 6,232,384
OPERATING EXPENSES:		
Employee compensation and benefits	1,988,228	3,669,600
Communications	19,918	18,172
Professional fees	24,905	29,728
Occupancy and equipment rental	194,400	244,800
Travel and entertainment	33,396	30,035
General and administrative	1,024,748	491,254
Total operating expenses	3,285,595	4,483,589
OPERATING INCOME (LOSS)	(16,676)	1,748,795
OTHER INCOME:		
Interest income, net of interest expense	58,095	19,238
NET INCOME	$ 41,519	$ 1,768,033

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended June 30, 2019 and 2018

Balance at June 30, 2017	2,193,098
Capital distributions	(750,000)
Net income	1,768,033
Balance at June 30, 2018	3,211,131
Cumulative effect adjustment	(404,107)
Capital distributions	(1,290,886)
Net income	41,519
Balance at June 30, 2019	$ 1,557,657

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 41,519	$ 1,768,033
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Changes in operating assets and liabilities:		
Accounts receivable	4,000,615	(4,132,218)
Work in progress	(26,552)	(8,694)
Prepaid expenses	(211)	2,203
Accounts payable	(1,723)	(2,697)
Deferred revenue	227,507	
Accrued liabilities	(2,017,317)	(2,229,835)
Net cash provided by (used in) operating activities	2,223,838	(4,603,208)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in due (to) from related parties - net	134,422	38,969
Member's capital distributions	(1,290,886)	(750,000)
Net cash used in financing activities	(1,156,464)	(711,031)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,067,374	(5,314,239)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,686,311	7,000,550
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,753,685	$ 1,686,311

NOTE 1 - Nature of Operations

BDO Capital Advisors, LLC (the "Company") has operations in New York, New York; Boston, Massachusetts; Los Angeles, California; Atlanta, Georgia and Chicago, Illinois. The Company is a middle market boutique investment bank that focuses on four product areas: mergers and acquisition advisory, corporate finance capital raising, and board advisory services. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. ("FINRA").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

Recent Accounting Pronouncements

During February 2016, the FASB issued ASU No. 2016-02, "Leases." ASU No. 2016-02 was issued to increase transparency and comparability amount organizations by recognizing all lease transactions (with terms in excess of 12 months) on the balance sheet as a lease liability and a right-of-use asset (as defined). ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with earlier application permitted. Upon adoption, the lessee will apply the new standard retrospectively to all periods presented or retrospectively using a cumulative effect adjustment in the year of adoption. The Company has determined that ASU No. 2016-02 will not have a significant effect on its results of operations, financial condition and cash flows.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Prior to the adoption of ASC 606 on July 1, 2018, it was the Company's accounting policy to recognize revenue when mutually agreed upon milestones with clients are achieved, including recognizing certain up-front and retainer fees and expense reimbursement over the period in which the related advisory services were rendered. Following the adoption of ASC 606, all such fees inclusive of contingent and success fees are recognized only when the contractual contingent condition has been achieved, such as the sale of a client company and at the earlier of the announcement date or the transaction date.

Advisory and Fairness Opinion Revenues

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606) as of July 1, 2018. The Company recognizes revenue when (or as) services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. The Company generally recognizes advisory fee revenues for mergers and acquisitions engagements at the earlier of the announcement date or transaction date, as the performance obligation is typically satisfied at such time. Upfront fees and retainer fees are generally deferred until the announcement or transaction date, as they are considered constrained prior to the announcement or transaction date. Fairness opinion fees are recognized when the opinion is delivered.

Capital Advisory Revenues

The Company recognizes revenues for capital advisory fees when (1) the commitment of capital is secured (primary capital raising transactions) or the sale or transfer of the capital interest occurs (secondary market

NOTE 2 - Summary of Significant Accounting Policies – (Continued)

transactions) and (2) the fees are earned from the client in accordance with terms of the engagement letter. Upfront fees and certain retainer fees are deferred until the commitment is secured or the sale or transfer of the capital interest occurs, as the fees are considered constrained prior to such time.

Impact of ASC 606 Adoption

As a result of the deferral of certain fees and expenses, including the cumulative effect adjustment of $404,107 recorded upon adoption of ASU 2014-09 under the modified retrospective method, deferred revenue was $631,614 as of June 30, 2019. In conjunction with the adoption of ASU 2014-09 on July 1, 2018, retained earnings were reduced by $404,107. During the year ended June 30, 2019, the Company recognized $345,000 of advisory fee revenues that were included in the deferred revenue balance at adoption.

Prior to the adoption of ASC 606 on July 1, 2018, it was the Company's accounting policy to recognize revenue when mutually agreed upon milestones with clients are achieved, including recognizing certain up-front and retainer fees and expense reimbursement upon invoicing. Following the adoption of ASC 606, all such fees inclusive of contingent and success fees are recognized at the earlier of the announcement date or the transaction date. No prior periods were adjusted as a result of this change in accounting policy.

Cash and Cash Equivalents

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. Included in the Company's cash and cash equivalents are cash equivalents of $1,593,971 at June 30, 2018. There were no cash equivalents at June 30, 2019.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30-day terms for the succeeding month's services to be performed. Success fee arrangements are based on a preset formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after Company management approves the nature of the services to be performed. Interest is not charged on past due accounts.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of accounts that will not be collected.

Work in Progress

Work in progress consists of employee expenses and time that has yet to be billed to the respective client.

The carrying amount of work in progress is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected.

Income Taxes

As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes and taxable income or loss is reported by its member. Therefore, no provision or liability for federal

NOTE 2 - Summary of Significant Accounting Policies – (Continued)

income taxes has been included in the financial statements.

State income tax positions taken by the Company prior to single member limited liability status (April 2010) were recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements. With few exceptions, the Company is no longer subject to state tax examinations for years before 2015.

The Company accrues interest related to unrecognized tax liabilities in interest expense and penalties in operating expenses. During the years ended June 30, 2019 and 2018, the Company did not have any accrued interest or penalties relating to unrecognized tax benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America issued by Financial Accounting Standards Board requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs totaled $12,260 and $4,821 for the years ended June 30, 2019 and 2018, respectively.

NOTE 3 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $77,143 and $56,442 for the years ended June 30, 2019 and 2018, respectively.

NOTE 4 - Related Parties

The Company has a facilities usage agreement with one of its members to provide various occupancy services, including, but not limited to, telephone, computer support, and office space and services. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2019. The total amount paid to the member was $206,464 and $256,148 for the years ended June 30, 2019 and 2018, respectively. Balances owed to the member were $(780,129) and $(643,930) for the years ended June 30, 2019 and 2018, respectively.

Additionally, the Company reimburses related parties for costs paid on the Company's behalf and is reimbursed for other related parties' costs. The net unpaid portion of these expenses included in due from/to related parties at year end is $(786,537) and $(652,115) at June 30, 2019 and 2018, respectively.

NOTE 4 - Related Parties – (Continued)

Total net expenses paid (reimbursed) for the years ended June 30, 2019 and 2018 were $(357,085) and $(354,391), respectively.

Distributions paid to the sole member during the year were $1,290,886 and $750,000 for fiscal year ending June 30, 2019 and 2018, respectively.

NOTE 5 - Concentrations of Credit Risk/Significant Clients

Cash Balance

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank and unlimited for non-interest bearing accounts by the FDIC. The Company has cash balances on deposit with a bank at June 30, 2019 that exceeds the FDIC insured amounts.

Major Customers

For the year ended June 30, 2019, the Company derived approximately 85% of its revenue from four clients. There was no balance due from these clients as of June 30, 2019.

For the year ended June 30, 2018, the Company derived approximately 88% of its revenue from seven clients. There was $4,127,622 due from these clients as of June 30, 2018.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2019, the Company had net capital of $1,296,484 which was $1,150,764 in excess of its minimum net capital required of $97,147. At June 30, 2019, the Company's ratio of aggregate indebtedness to net capital was 1.1 to 1.

There are no differences between the Computation of Net Capital as reported in the June 30, 2019 Focus Report and the amount reported in the audited financial statements.

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

NOTE 7 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 23, 2019, the date the financial statements were available to be issued.

BDO CAPITAL ADVISORS, LLC
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
June 30, 2019

Broker or Dealer: **BDO Capital Advisors, LLC** — as of June 30, 2019

1. Total ownership equity from Statement of Financial Condition			$ 1,557,657	{3840}
2. Deduct ownership equity not allowable for Net Capital				{3890}
3. Total ownership equity qualified for Net Capital			1,557,657	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				{3720}
B. Other (deductions) or allowable credits (list)				{3525}
5. Total capital and allowable subordinated liabilities			1,557,657	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	261,173	{3540}		
B. Secured demand note deficiency		{3590}		
C. Commodity futures contracts and spot commodities-proprietary capital charges		{3600}		
D. Other deductions and/or charges		{3610}	(261,173)	{3620}
7. Other additions and/or allowable credits (list)				{3630}
8. Net capital before haircuts on securities positions			1,296,484	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f))				
A. Contractual securities commitments		{3660}		
B. Subordinated securities borrowings		{3670}		
C. Trading and investment securities:				
1. Exempted securities		{3735}		
2. Debt securities		{3733}		
3. Options		{3730}		
4. Other securities		{3734}		
D. Undue concentrations		{3650}		
E. Other (list)		{3736}		{3740}
10. Net Capital			$ 1,296,484	{3750}

Non-allowable assets include:	
Accounts receivable, net	$ 187,005
Prepaid expenses	31,421
Due from related party	1,297
Work in Process	41,450
Total non-allowable assets	$ 261,173

BDO CAPITAL ADVISORS, LLC
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
June 30, 2019

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2019

Part A

11. Minimum net capital required (6 2/3% of line 18)			$ 97,147	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			5,000	{3758}
13. Net capital requirement (greater of line 11 or 12)			97,147	{3760}
14. Excess net capital (line 10 less line 13)			1,199,337	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)			1,150,764	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$ 1,457,201	{3790}
17. Add:				
A. Drafts for immediate credit demand note deficiency		{3800}		
B. Market value of securities borrowed for which no equivalent Value is paid or credited		{3810}		
C. Other unrecorded amounts (list)		{3820}		{3630}
18. Total aggregate indebtedness			$ 1,457,201	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			112.4%	{3850}
20. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1(d)			0%	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF Rule 17a-5

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are not differences between the Company's computation of net capital and the computation contained herein.

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2019

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section which an exemptive provision from Rule 15c3-3 is claimed:

A. (k)(1) - Limited business (mutual funds and/or variable annuities only)		{4550}
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	X	{4560}
C. (k)(2)(ii) - All customer transaction cleared through another broker-dealer on a Fully disclosed basis		{4570}
D. (k)(3) - Exempted by order of the Commission (include copy of letter)		{4580}

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2019

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), and therefore no "Computation for Determination of Reserve Requirements" under that rule has been provided.

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2018

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), and therefore no "Information for Possession or Control Requirements" under that rule has been provided.

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of BDO Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BDO Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BDO Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) BDO Capital Advisors, LLC stated that BDO Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BDO Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BDO Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR GROUP, P.C.

Southfield, MI
August 23, 2019

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

BDO CAPITAL ADVISORS, LLC

EXEMPTION REPORT
June 30, 2019

BDO Capital Advisors, LLC, to the best knowledge and belief of BDO Capital Advisors, LLC is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), "Special Account for the Exclusive Benefit of customers" maintained. The Company met the exemption provision in paragraph (k) of Rule 15c3-3 through June 30, 2019 without exception.

I, Bob Snape, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

BDO Capital Advisors, LLC

Robert A. Snape, President